United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: The Home Depot Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of The Home Depot, Inc.
RE:	Item No. 5 (“Political Contributions Congruency Analysis”)
DATE:	April 19, 2024
CONTACT:	Shelley Alpern, Rhia Ventures at Corporate.Enagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

Tara Health Foundation urges shareholders to vote YES on Item No. 5 on the 2024 proxy ballot of The Home Depot, Inc. (“Home Depot” or the “Company”). The Resolved clause states:

Shareholders request that Home Depot annually report, at reasonable expense, on its political and electioneering expenditures, identifying and analyzing any trends indicating incongruence between expenditures and publicly stated company values and policies; and stating whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

The full text of the proposal is appended at the end of this document.

About Tara Health Foundation

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

As long-term shareholders of Home Depot, we have been drawn to the Company's commitment to corporate responsibility. However, we find it necessary to file this shareholder proposal due to our concern that Home Depot's political spending practices are contradicting its efforts and high aspirations in corporate responsibility, ultimately jeopardizing its business interests. We believe that enhanced accountability to shareholders is imperative. Therefore, the annual report we propose aims to institutionalize greater transparency and accountability within Home Depot's political spending process.

Set forth below are our reasons for supporting Item No. 5.

Why a YES Vote is Warranted: Rationale in Support of the Proposal

1.	Home Depot’s political contributions indicate misalignment with the Company’s stated values and business interests.
2.	Reporting on corporate political spending and values congruency is becoming a best practice across industries.
3.	Current disclosures do not address the concerns raised in the shareholder proposal.
4.	Satisfying the proposal would increase transparency without compromising Home Depot’s commitment to bipartisan participation in the political process.
5.	Home Depot has failed to address reputational risks associated with misaligned political spending.

The Home Depot’s Political Contributions and the Incongruency Problem

Home Depot’s political expenditures appear to be misaligned with the Company’s values and business interests, and may, on balance, even undermine them.

A.	Home Depot supports legislators seeking to undermine democracy in the United States, including champions of discredited 2020 election fraud conspiracy theories.

Home Depot initially paused donations to the 147 members of Congress who voted against certifying the 2020 election results. Since then, Home Depot has donated at least $862,000 to federal and state legislators who objected to the 2020 election, making it the fifth largest corporate donor of election deniers (https://tinyurl.com/2p9czazc). When asked about this reversal, Sara Gorman, the Company’s senior director of corporate communications, did not address 2020 election denial efforts and instead said, “Our associate-funded PAC is bipartisan. It supports candidates and organizations on both sides of the aisle who champion pro-business, pro-retail positions that create jobs and economic growth” (https://tinyurl.com/4cvmy8v5).

Moreover, in 2021, Home Depot stated that it would "continue to underscore [its] statement that all elections should be accessible, fair and secure and support broad voter participation” (https://tinyurl.com/3k3s7zxt). However, during the 2022 election cycle, Home Depot contributed at least $845,000 to members of Congress who opposed federal voting rights legislation. The Company also contributed at least $55,750 to state officials who voted for anti-voter legislation. Altogether, these actions have resulted in Home Depot receiving an “F” rating in Accountable U.S.’s American Democracy Scorecard measuring corporate values and political spending (http://bit.ly/3MzWL1l).

B.	Home Depot contributes to candidates and organizations that are undermining progress on the Company’s stated business interests and goals related to environmental sustainability.

In its latest ESG Report, Home Depot outlines its “core values” and “ESG priorities,” all of which “make our business stronger, more agile, and more resilient, which has led to value creation for our business, shareholders and other stakeholders.” One “key pillar” of the Home Depot’s ESG priorities is to “operate sustainably,” which encompasses goals related to climate change and environmental sustainability such as reduction of the Company’s carbon and plastics footprint, water conservation, and responsible chemistry. In introducing the ESG Report, CEO Ted Decker states that “as the world's largest home improvement retailer, we recognize our unique position to leverage our scale to enact positive change throughout our business operations and supplier relationship,” again noting that “when we invest in running a responsible, sustainable company, we make our business stronger, more agile, and more resilient. That encourages good business practices and enables us to consistently deliver industry-leading results” (https://tinyurl.com/2p9rv2d8).

In pursuit of its sustainability objectives, Home Depot has set a science-based target of reducing carbon emissions by 50% by 2035. Toward that end, the Company has already surpassed its initial energy reduction goal for its U.S. stores. Yet, Home Depot’s membership with the U.S. Chamber of Commerce, known for its efforts to obstruct climate regulation, raises concerns, considering that the Company does not restrict its trade associations from using its membership fees to make political donations. As a result, it is difficult to know the full extent to which the Company is indirectly subsidizing opposition to climate progress.

As reported by the Change the Chamber Coalition, the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. Just this year, the Chamber submitted an amicus brief in support of Exxon’s litigation against shareholders who submitted a proposal seeking enhanced disclosures regarding Scope 3 greenhouse gas emissions (https://tinyurl.com/2smcacw5) – a category already reported on by Home Depot (https://tinyurl.com/bdebw667). Other significant actions that the Chamber has undertaken in this regard include: issuing statements and amicus briefs supporting fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to advocate for increased drilling on federal lands, and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change (https://bit.ly/3FsKCWa).

In 2022, the Chamber continued to undermine climate change advocacy efforts. InfluenceMap, a think tank that monitors corporate climate lobbying, found that 25 out of 39 policy positions the Chamber took on climate policy in 2022 were negative (https://tinyurl.com/47wjwxr7). The Chamber has continued to oppose legislative and regulatory attempts at climate regulation, including the Inflation Reduction Act. InfluenceMap explained that “there has been no material improvement in the US Chamber’s climate change lobbying over the past 5 years, despite an evolution in the group’s high-level PR messaging around climate” (https://tinyurl.com/59cws8ez).

Other companies have taken action to address incongruences between the Chamber of Commerce’s views and their own. For example, after the Chamber filed a lawsuit against the Environmental Protection Agency (“EPA”) for its ruling on regulating greenhouse gas emissions, Nike Inc. stepped away from its membership, stating that it “fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the [EPA] is inconsistent with our view that climate change is an issue in need of urgent action.” (https://cbsn.ws/3snU08i). Over 100 companies have quit the Chamber of Commerce as a result of its climate change policies (https://bit.ly/3vUcjUP).

C.	Home Depot supports candidates and organizations weakening access to reproductive health care, impeding the Company’s commitment to gender equality and women’s advancement in the workplace.

Home Depot has evidenced a strong commitment to gender equality through its support of a women’s employee resource group known as “The Women’s Link,” in addition to other actions such as the provision of strong reproductive health and maternity benefits. The Company also affirmed in its latest Annual Report that “we believe that having a diverse, equitable and inclusive Company is key to our success” (https://tinyurl.com/5edk8nmy). These efforts are warranted, given that women constituted 38% of all employees (and 35% of management) of Home Depot’s 2022 U.S. workforce (https://tinyurl.com/2p9rv2d8).

However, based on public data from the 2024 cycle, Home Depot has already contributed to at least 17 federal candidates who have publicly opposed diversity, equity and inclusion (“DEI”), despite the Company’s acknowledgment that “[DEI] actions support our business objectives by promoting associate satisfaction and retention, community partnerships, and innovation” (https://tinyurl.com/y3j6ffrb). This support was directed at candidates like Rep. Jim Banks, who has stated that the “DEI apparatus is based in faulty science and misguided principles” (https://tinyurl.com/yrzsksze). Additionally, we estimate that in the 2020 to 2022 election cycles, Home Depot and its employee PAC have made political donations totaling nearly $4.65 million to politicians and political organizations working to weaken access to reproductive health care, including abortion and in vitro fertilization (“IVF”).

Nearly 792 (40%) of Home Depot stores are located in the 24 states that ban or severely restrict abortion access (https://bit.ly/3lPPgZ4; https://tinyurl.com/3vfratza; https://tinyurl.com/3vfratza). Contributing to the advancement of further restrictions to reproductive health care, even as an unintended byproduct of political spending, is likely not an activity welcomed by most of the Company’s employees. Public support for legal abortion has remained high even after the Dobbs decision – as of June 2023, 69% of Americans support the Roe v. Wade framework that formerly regulated the legality of abortion (https://tinyurl.com/mujdpc9x). Similarly, a recent poll conducted by CBS News/YouGov revealed that an overwhelming 86% of Americans support the legality of IVF for women (https://tinyurl.com/3e9y3mhf). Considering the widespread public support for reproductive health care access, Home Depot may need to reassess its political contributions to align more closely with its stated commitments and the values of its employees and customers.

Reporting on corporate political spending and values congruency is becoming a best practice across industries.

In an era where transparency and accountability are paramount in fostering trust between corporations and their stakeholders, comprehensive corporate reporting on the alignment between political activities and spending is emerging as a best practice. By gaining insights into a company's engagement in the political process, investors can make more informed decisions, assessing potential risks and opportunities with greater clarity.

In 2023, AT&T, which ranks in the top 1% of the nation's corporate political spenders (https://tinyurl.com/y4x3wc5k), published its first periodic “Political Congruency Report” in response to a shareholder resolution calling for such disclosure. The report identifies key legislation to AT&T's political and corporate sustainability priorities, spanning tax policies to issues impacting its workforce. Through aggregate metrics, the report evaluates the alignment of voting behaviors of political contribution recipients with the company's priorities, offering insights into the congruence between political contributions and corporate priorities. AT&T notes that the report “helps [it] assess the congruency of votes made by recipients of political contributions from AT&T and from AT&T’s Employee PACs with [its] Political and Corporate Sustainability Priorities” (https://tinyurl.com/22a254sk).

The Cigna Group, which also ranks in the top 1% of political contributors, similarly committed to expanding its political spending reporting to include metrics that illuminate and track congruency between its donations and the company’s stated business priorities. The new data will be reported annually, beginning in 2024 (https://tinyurl.com/4445px2h). In its first disclosure of this nature, Cigna not only published metrics reflecting aggregated policy issue alignment for candidates and political organizations, but also provided a policy responding to persistent misalignment (which Home Depot has not articulated) with respect to political contributions: “Candidates or political organizations that received PAC or corporate contributions and are rated as misaligned for three or more business policy priorities over two or more legislative terms will be subject to additional review to determine if any action(s) should be taken, including ceasing future contribution” (https://tinyurl.com/547j8fad).

Relatedly, several companies have released reports delving into the incongruity between their policy endeavors, operational strategies, and expenditures on lobbying and trade association affiliations. Notably, some firms committed to combating climate change have undertaken “industry association reviews,” systematically evaluating the extent to which their involvement in specific trade associations aligns with their climate objectives. These reviews not only outline the alignment status – whether fully, partially, or misaligned – but also elucidate the methodologies employed by the companies and their protocols for rectifying any misalignment. The proposed resolution urges the Company to disclose both aggregate metrics and protocols addressing political spending incongruency, aligning with the best practices set by other corporate reports of similar nature.

Response to Home Depot’s Opposition Statement: Why Investors Should Vote for

Item No. 5

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized political environment, shareholders must insist upon a more responsible political spending strategy that is better aligned with the Company’s values and priorities. We believe Home Depot’s reputation is at risk, regardless of the Company’s disclaimers asserting that contributions are made keeping in mind its key business priorities.

1.	Current disclosures do not address the concerns raised in the shareholder proposal.

Home Depot’s response to our proposal in the proxy simply reiterates information already found in Company policies and statements, focusing on existing governance and transparency mechanisms. It states that the PAC “supports candidates on both sides of the aisle who champion pro-business, pro-retail positions that stimulate economic growth” and refers the reader to reports that offer greater detail.

One of these documents is the 2023 ESG Report (https://tinyurl.com/2p9rv2d8), which states that Home Depot’s “Core Values drive all strategic decisions inside the Company,” further providing that the PAC evaluates candidates based on their service on key committees, issue positions on legislative issues, endorsements by business, retail and values-aligned organizations, service in a current or potential leadership position, and the location of a Home Depot facility in the candidate’s district.

Yet, as demonstrated above, these criteria have failed to screen out candidates and political committees whose voting records and issue positions conflict with Home Depot’s “Core Values” – specifically, its full aspirations of being an employer that respects and supports diversity, equity and inclusion; environmental responsibility; respect for democratic institutions; and the health and well-being of employees. Accordingly, reporting and analysis that measures misalignment between these criteria and the Company’s advocacy priorities is warranted.

Notably, in its Opposition Statement, the Company provides: “We believe that our current practices and continued enhancements, as described below, provide transparency and accountability with respect to our political spending and the governance and oversight of that spending. Following the continued enhancements to our Political Activity Policy and our disclosures in recent years, we were elevated to the First Tier of the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, which seeks to measure electoral spending transparency and accountability among the largest public corporations in the U.S.”

However, this misleading assertion fails to acknowledge a crucial fact: the CPA-Zicklin Index of Corporate Political Disclosure and Accountability (hereinafter the “Index”) does not evaluate or monitor disclosures regarding political spending misalignment. The Center for Political Accountability (“CPA”), which developed the Index, has clarified that “[t]he Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values.” This clarifying statement was issued “in response to companies citing their Index scores as arguments in opposition to shareholder resolutions calling for lobbying disclosure or company reports on the alignment of their political spending with core values and positions.” CPA has cautioned in multiple disclosures concerning the Index that “[c]ompanies are discouraged from making accountability and responsibility claims that, in any way, are incomplete, exaggerate accomplishments, or otherwise lack integrity” (https://tinyurl.com/mr38ypwe).

Therefore, according to the creators of the Index, Home Depot’s existing disclosures are not evidence that it has implemented the Proposal, nor proof that it has analyzed the congruence of its political spending.

2.	Satisfying the proposal would increase transparency without compromising Home Depot’s commitment to bipartisan participation in the political process.

Home Depot also states that “this proposal is aimed not at more transparency, but instead at diverting the Company’s focus from core business priorities to issues on which we do not have expertise and that are not central to our business, with the practical impact, whether intended or not, of limiting our bipartisan participation.”

Contrary to Home Depot's characterization, the proposal does not call for Home Depot to cease its political donations or disclose contributions that are misaligned with specific candidates. Rather, the proposed course of action seeks enhanced transparency and accountability to shareholders. If Home Depot maintains a business rationale for supporting politicians who actively oppose policies aligned with its stated interests and objectives, it should be capable of elucidating this reasoning to shareholders. Environmental sustainability, women’s advancement, employee health and wellbeing, and support for democracy are unequivocal “core values” and business interests where Home Depot's contributions starkly contradict its stated positions. The requested report presents an opportunity for the Company to elucidate if, when, and how it engages with lawmakers on these matters, akin to its engagement on other business-critical issues. Ultimately, fulfilling the proposal’s request would facilitate closer monitoring of the alignment between Home Depot's values and the impact of its contributions.

3.	Home Depot fails to address reputational risks associated with misaligned political spending.

Home Depot’s current stance fails to acknowledge the existing reputational harm stemming from an inadequate vetting process. Indeed, the Company has faced significant scrutiny regarding its political contributions, demonstrating inconsistencies that can jeopardize corporate reputation, brand integrity, employee satisfaction, and market share.

For instance, following the enactment of a 2019 stringent abortion ban in Georgia, where Home Depot employs more than 34,000 workers, a Home Depot spokesperson asserted the Company’s neutrality, stating that abortion was “a very personal issue to the individual so we don’t see it as our place to weigh in” (https://bit.ly/3fgmTxh). Yet, this assertion of neutrality is undermined by the abovementioned spending data reflecting support for anti-choice candidates. In the same year, facing a boycott, Home Depot found it necessary to distance itself from the political views of its retired founder, Bernie Marcus (https://bit.ly/2QENCtn). This situation recurred in 2022 when Home Depot encountered public backlash over Mr. Marcus's $1.75 million in donations to the Georgia Senate campaign of Herschel Walker, who vehemently opposed reproductive rights (https://tinyurl.com/2yjb3sjy). Furthermore, in response to contributions to candidates who deny the results of the 2020 election, Home Depot has continued to gain significant public backlash and widespread media coverage, including from major outlets like The New York Times, The Guardian, ProPublica, The Hill, Politico, Newsweek, HuffPost, and Yahoo News.

In today's landscape, inconsistency in political activity poses a reputational risk, potentially leading to accusations of hypocrisy or disregard for core values, environmental concerns, employee welfare, and community engagement. As a 2020 survey of 2,200 global executives worldwide found, “[c]orporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation” (https://bit.ly/3rabGRw). Studies have underscored the crucial link between corporate reputation and market value, with executives attributing a significant portion of their company's value to reputation (https://bit.ly/3vhRuRK).

Moreover, political spending disclosure is increasingly vital for investment decision-making. Mandatory disclosure of political spending is advocated by regulatory figures such as former SEC Chair Allison Herren Lee (https://bit.ly/3vXEH6D) and SEC Chair Gary Gensler (https://politi.co/38l6pmu) due to its relevance in assessing sustainability claims and holding corporate managers accountable. In that vein, we believe the requested review and report would infuse greater discipline and accountability into this process.

The proposal, now in its fifth year, gained 31% of support from investors in the 2023 proxy season – a significantly higher proportion compared to the last year's average of 23% for shareholder proposals. Presented as a “friendly amendment” to existing governance procedures, it aims to refine Home Depot's political giving criteria, aligning it more closely with the Company's core values and prioritized areas of public policy and business interest. Such alignment would mitigate surprises, reduce risks to stakeholders and democratic institutions, and minimize reputation risk. A vote in favor would encourage management and the Board of Directors to enhance transparency and alignment in political spending, safeguarding the Company's reputation and values.

For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our proposal. We urge you to vote YES on Item No. 5 in Home Depot's proxy if you believe that the Company’s political spending should reflect its stated values and priorities in addition to the primary, business-focused criteria.

For questions, please contact Corporate.Engagement@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

Item No. 5 — “Shareholder Proposal Regarding Political Contributions Congruency Analysis”

Political Expenditures Misalignment with Company Values

WHEREAS: Public data collected by OpenSecrets.org show that Home Depot and its PAC rank in the top 0.5% of political donors.1

As long-term shareholders of Home Depot, we support transparency and accountability in corporate electoral spending. Informed disclosure is in the best interest of the company and its shareholders. As the Supreme Court recognized in its 2010 Citizens United decision, such transparency “permits citizens and shareholders to react to the speech of corporate entities in a proper way” and “enables the electorate to make informed decisions and give proper weight to different speakers and messages.”

Greater political spending transparency is associated with increased investment levels, both domestic and foreign, and decreased investment volatility.2 Increased institutional investment, increased analyst following, and decreased analyst forecast error and forecast dispersion are all positively correlated with greater political spending transparency.3

Conversely, the American Bar Association has noted that political donations to candidates that do not fully align with a company’s stated values and commitments are likely to create risks to the company, including difficulties in recruiting and retaining talented employees, shareholder dissatisfaction, and public backlash and boycotts.4

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1 https://www.opensecrets.org/orgs/home-depot/summary?id=D000000419

2 https://doi.org/10.1016/j.jcorpfin.2018.08.014

3 https://www.sciencedirect.com/science/article/abs/pii/S0929119918301135

4 https://tinyurl.com/zc2wr3ju

Home Depot publicly discloses a policy on corporate political spending and its direct contributions to candidates, parties, and committees. However, we believe this is deficient because Home Depot does not disclose information regarding misalignment between its political spending and the company’s publicly stated values and vision as articulated in its latest ESG Report.5 Investors are unable to determine if Home Depot is directing its political expenditures in a way that is consistent with company values and interests and mitigates reputation risk.

To minimize values misalignment and reputation and brand risk, Home Depot should establish clear policies and reporting on such misalignment.

RESOLVED: Shareholders request that Home Depot annually report, at reasonable expense, on its political and electioneering expenditures, identifying and analyzing any trends indicating incongruence between expenditures and publicly stated company values and policies; and stating whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

SUPPORTING STATEMENT: Proponents recommend, at management discretion, that Home Depot include in its analysis metrics that illuminate the degree to which political contributions align with stated values and policy priorities year over year, and present such metrics in the aggregate. Proponents further recommend that the report also contain management’s analysis of risks to our company’s brand, reputation, or shareholder value of political spending, including expenditures for electioneering communications, that conflict with publicly stated company values. “Expenditures for electioneering communications” means spending, from the corporate treasury and from its PACs, during the year, directly or through third parties, in printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

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5 https://corporate.homedepot.com/sites/default/files/2022-08/2022_ESG_Report_FINAL_0.pdf